3 September 2012

National Grid plc (‘National Grid’)

Board Appointment

National Grid today announces the appointment of Mark Williamson as a Non-executive Director with effect from 3 September 2012. On appointment, Mark will join the Audit Committee and Finance Committee and it is expected that he will take over as chairman of the Audit Committee when George Rose steps down from the Board in 2013.

Mark Williamson, a Chartered Accountant, spent his early career with KPMG before joining Simon Group plc as chief accountant in 1994 and was promoted to group financial controller in the following year. Mark joined International Power plc as group financial controller in September 2000 and was appointed to the board as chief financial officer in December 2003. Following the recent completion of the reverse takeover of International Power plc by GDF Suez, Mark stepped down from the board of International Power plc in May 2012.

Mark currently serves as a non-executive director of Imperial Tobacco Group PLC having joined the board in July 2007. He became senior independent director in February 2012, having been chairman of the audit committee until this time, and is also currently a member of the nominations committee, audit committee and remuneration committee.

Sir Peter Gershon, Chairman, said: “A balance of skills, experience, knowledge and independence is the key to an effective Board. Mark’s appointment, after a formal recruitment process, complements our existing membership. He brings a wealth of industry knowledge from his position as chief financial officer at International Power, as well as valuable skills and experience gained through his board and committee roles at Imperial Tobacco that will help us meet our future opportunities and challenges. I warmly welcome him to the Board of National Grid.”

CONTACTS
National Grid:
Investors Andy Mead Tom Hull Media Chris Mostyn Gemma Stokes Brunswick Kate Holgate Tom Burns	+44 (0) 20 7004 3166 +44 (0) 20 7004 3172 +44 (0) 20 7004 3149 +44 (0) 1926 655272 +44 (0) 20 7404 5959 +44 (0) 20 7404 5959	+44 (0) 7724 827710 (m) +44 (0) 7974 198333 (m)

National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country.  In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets